UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of

PRINCETON FUND ADVISORS, LLC

and

NORTHERN LIGHTS FUND TRUST

Please direct all written or oral communications concerning this Application to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio  43215

with copies to:

James Ash, Esq.

Gemini Fund Services, LLC

80 Arkay Drive, Suite 110

Hauppauge, New York  11788

March 5, 2014

This Application (including exhibits) consists of 39 pages.
The exhibit index appears on page 35.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF

PRINCETON FUND ADVISORS, LLC

1125 17th Street, Suite 1400
Denver, CO  80202

and

NORTHERN LIGHTS FUND TRUST

80 Arkay Drive, Suite 110

Hauppauge, New York 11788

Investment Company Act of 1940
File No. 812-_____

: : : : : : : : : : : : : : : : : : : :

APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT AND FROM CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.

INTRODUCTION

Northern Lights Fund Trust (the “Trust”), on behalf of the Sandalwood Opportunity Fund (the “Sandalwood Fund”) and Princeton Fund Advisors, LLC (“Princeton” or “Adviser”, and collectively with the Trust and the Sandalwood Fund, the “Applicants”) hereby submit this application (the “Application”) to the U.S. Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select an unaffiliated investment sub-adviser or sub-advisers (each a “Sub-adviser” or collectively “Sub-advisers”) to manage all or a portion of the assets of the Funds (defined below) pursuant to an investment subadvisory agreement with such Sub-adviser (each a “Subadvisory Agreement” and together the “Subadvisory Agreements”), (b) materially amend Subadvisory Agreements with the Sub-adviser, and (c) exempt the Applicants from certain disclosure obligations under the following rules and forms:  (1) Item 19(a)(3) of Form N-1A; (2) Items 22(c)(1)(ii), 22(c)(1)(ii), 22(c)(8) and 22(c)(9) of Schedule 14A; (3) Item 48 of Form N-SAR; and (4) Sections 6-07(2)(a), (b) and (c) of Regulation S-X.

Applicants are seeking these exemptions to enable the Adviser and the Board to obtain for the Sandalwood Fund (and each “Future Fund” as described below) the services of one or more Sub-advisers believed by the Board and the Adviser to be particularly well-suited to manage the assets of a Fund pursuant to each Sub-adviser’s proprietary investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach, the Manager of Managers Structure, the Adviser will evaluate, allocate assets to, and oversee the Sub-adviser or Sub-advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.  In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to the Sub-advisers.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.

II.

BACKGROUND

A.

The Trust

The Trust is organized as a Delaware statutory trust and is registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of approximately 96 individual registered series and additional series that are in registration. Each of the Trust’s series has its own investment objective, policies and restrictions and is managed by various Advisers and Sub-advisers.

B.

The Adviser

1.

Princeton

Princeton is a limited liability company organized under the laws of the State of Delaware.  Princeton is, and each other Adviser will be, registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Princeton currently serves as an investment adviser of the Sandalwood Fund, the Princeton Managed Futures Fund, the Eagle MLP Strategy Fund and the Probabilities Fund, each a separate series of the Trust.  Princeton may serve as an investment adviser to additional series of the Trust (the “Future Funds”).  Princeton’s primary business activity is providing investment management services.  Its clients include, the Sandalwood Fund, the Eagle MLP Strategy Fund, the Princeton Futures Strategy Fund, the Probabilities Fund and prospective future fund clients.

The Sandalwood Fund has entered into an investment advisory agreement with Princeton (the “Advisory Agreement”), approved by the Board, including by a majority of Independent Trustees (as defined below), and by shareholders representing a majority of the Sandalwood Fund’s shares. Under the terms of the Advisory Agreement, and subject to the oversight and authority of the Board, Princeton is responsible for the overall management of the Sandalwood Fund’s business affairs and selecting investments according to Sandalwood Fund’s investments objectives, policies, and restrictions.  In addition, pursuant to the Advisory Agreement, Princeton may retain one or more Sub-advisers, at Princeton’s own cost and expense, subject to the approval of the Board, including approval by a majority of its Independent Trustees (as defined below), for the purpose of managing the investment of all or a portion of the assets of the Sandalwood Fund.

For the investment management services that it provides to the Sandalwood Fund, Princeton receives the fee specified in the Advisory Agreement from the Sandalwood Fund, based on the Fund’s average daily net assets.  In the interest of limiting the expenses of the Sandalwood Fund, Princeton may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Sandalwood Fund.  In this regard, Princeton has entered into an expense limitation agreement with the Trust with respect to the Sandalwood Fund (the “Expense Limitation Agreement”).  Pursuant to the Expense Limitation Agreement, Princeton agrees to waive or limit its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of each class of the Sandalwood Fund.  The limits exclude certain Sandalwood Fund expenses, such as (i) any front-end or contingent deferred loads; (ii) brokerage fees and commissions; (iii) acquired fund fees and expenses; (iv) fees and expenses associated with investments in other collective investment vehicles or derivative instruments (including for example options and swap fees and expenses); (v) borrowing costs (such as interest and dividend expense on securities sold short); (vi) taxes; and (vii) extraordinary expenses, such as litigation expenses (which may include indemnification of Fund officers and Trustees, contractual indemnification of Fund service providers (other than the Adviser or sub-advisers)).

The terms of the Sandalwood Advisory Agreement, and each Advisory Agreement, complies or will comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  Each Advisory Agreement was or will be approved by the Board, including a majority of the Trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or an Adviser (the “Independent

Trustees”), and the shareholders of the respective Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to any Advisory Agreement.

C.

The Sub-adviser(s) and the Manager of Managers Structure

Pursuant to its authority under the Advisory Agreement, the Adviser intends to enter into Sub-advisory agreements with one or more Sub-advisers to provide investment advisory services to the Funds.  The Adviser has entered into Sub-advisory Agreements with the following five Sub-Advisers with respect to the Sandalwood Fund.

Sandalwood Securities, Inc.

Deer Park Road Corporation

Whippoorwill Associates, Inc.

Acuity Capital Management, LLC

MidOcean Credit Fund Management, L.P.

Each Subadvisory Agreement will be approved by the Board, including by a majority of the Independent Trustees, and, if the relief requested in this Application has not been received, the shareholders of the Fund in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a) of the 1940 Act, except as provided by the terms and conditions of this Application.  Each Sub-adviser, when and if hired, to a Fund will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.

The Adviser will select Sub-advisers based on the Adviser’s evaluation of the Sub-advisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining each Sub-adviser and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with each Sub-adviser, and will make recommendations to the Board as needed.

Subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of that Fund—including, in particular the selection and supervision of the Sub-adviser(s)—will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Sub-advisers for the Funds’ assets. After a Sub-adviser is selected, the Adviser will continuously supervise and monitor the Sub-adviser’s performance and periodically recommend to the Board whether the Sub-adviser should be retained or released.

The Adviser, under the Advisory Agreements and Subadvisory Agreements, may employ multiple Sub-advisers for the Funds.  The Adviser will allocate and, when appropriate, reallocate each Fund’s assets among Sub-advisers.  Each Sub-adviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting separate Sub-advisers to implement distinct sub-strategies or “programs” for the Fund, based upon

the Adviser’s evaluation of each Sub-adviser’s expertise and performance in managing its respective portion of the Fund’s assets.   The Adviser will monitor each Sub-adviser and the overall portfolio of each Fund for compliance with the Fund’s objectives, policies and strategies.  In addition, the Adviser may manage all or a portion of the assets of the Fund itself pursuant to its own investment strategy.

Under the Manager of Managers Structure, Sub-adviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Sub-adviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Sub-adviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Sub-adviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Sub-advisers for a Fund so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Sub-adviser change be warranted.  Absent exemptive relief, however, replacing a Sub-adviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.

A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.  The Sandalwood Fund has obtained such approval and each Fund’s prospectus has contained or will contain, at all times following shareholder approval of the Manager of Managers Structure, the disclosure required by condition 2 set out in Section IV below.

For the investment advisory services they provide to the Funds, each Sub-adviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Sub-adviser will bear its own expenses of providing subadvisory services to the Funds.  Neither the Trust nor the Funds will be responsible for paying subadvisory fees to any Sub-adviser.  The Adviser  will compensate each Sub-adviser out of the fees that are paid to the Adviser under the Advisory Agreement.

D.

The Requested Relief

Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Sub-advisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Sub-adviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.

If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) and 15(c) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Sub-adviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days written notice to the Sub-adviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.

Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains and will contain at all times (or will contain at all times in the case of Funds not yet formed) information concerning the management and operation of the respective Fund, including a description of the Sub-advisers and the services they provide.  In addition, each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Sub-adviser for adherence to its specific strategy, continuously supervises and monitors the Sub-adviser’s performance and periodically recommends to the Board which Sub-advisers should be retained or released.

Each Fund will disclose at all times that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Sub-advisers, and their agreements; and (b) that new Sub-advisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief, and include the disclosure required in condition 2 at all times following that approval.

III.

EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW

A.

Shareholder Voting

1.

Applicable Law

Section 15(a) of the 1940 Act provides in relevant part that:

It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....

Rule 18f-2 under the 1940 Act provides in relevant part that:

(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:

(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different advisor, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.

Section 2(a)(20) defines an “investment adviser” as the following:

“Investment Adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

Section 15 of the 1940 Act applies to situations where, as here, a sub-adviser contracts with an investment adviser of an investment company.  Accordingly, the Sub-advisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Sub-adviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Sub-adviser; and (b) would be prohibited from continuing the employment of an existing Sub-adviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Sub-adviser’s selection and/or the change in the Subadvisory Agreement.

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Sub-adviser or materially amending a

Subadvisory Agreement.  Applicants believe the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.

Discussion

a.

Necessary or Appropriate in the Public Interest

Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The Adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Sub-advisers, and the Adviser typically will not make the day-to-day investment decisions with respect to portions of a Fund’s portfolio delegated to a Sub-adviser or Sub-advisers.  Instead, the Adviser establishes an investment program for the Funds and selects, supervises and evaluates the Sub-advisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Sub-advisers.  Those assets not managed by a Sub-adviser are managed by the Adviser.  This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Sub-advisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Sub-advisers.  The Adviser will select those Sub-advisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Sub-advisers will, in turn, select and oversee the selection of portfolio investments pursuant to a particular sub-strategy.  Under the Manager of Managers Structure, the selection or change in a Sub-adviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.

From the perspective of the investor, the role of the Sub-advisers with respect to a Fund is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for each Fund’s assets managed by the Adviser.  Both the portfolio managers and the Sub-advisers are concerned principally with the selection of portfolio investments in accordance with the Fund’s respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Sub-advisers for the Funds that are best suited to achieve each Fund’s investment objective.  Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Sub-advisers out of the advisory fees that the Adviser receives from the Funds.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why a Fund’s investors should be required to approve a Sub-adviser’s relationship with the Fund, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.

In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Sub-adviser is proposed for retention by a Fund or the Trust on behalf of a Fund, shareholders would be required to approve the Subadvisory Agreement with that Sub-adviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Sub-adviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Sub-adviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Sub-adviser or one whose management team had left, potentially harmful to the Fund and its shareholders.

Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Sub-advisers or managing the assets directly, when appropriate) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Sub-advisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Sub-adviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation, or where there has been an unexpected Sub-adviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Sub-adviser or with less than the optimum number of Sub-advisers.  The sudden loss of the Sub-adviser could be highly disruptive to the operations of a Fund.

b.

Consistent with the Protection of Investors

Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Sub-advisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  All subadvisory agreements with any Affiliated Sub-advisers will also remain fully subject to these requirements.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Sub-advisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able

Sub-advisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Sub-adviser than are individual shareholders.

In evaluating the services that a Sub-adviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

(1)

the advisory services provided by the Sub-adviser, including the Sub-adviser’s investment management philosophy and technique and the Sub-adviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;

(2)

the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Sub-adviser to attract and retain capable personnel;

(3)

reports setting forth the financial condition and stability of the Sub-adviser; and

(4)

reports setting forth the Sub-adviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Sub-adviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.

In obtaining this information, the Adviser will typically: (i) review the Sub-adviser’s current Form ADV; (ii) conduct a due diligence review of the Sub-adviser; and (iii) conduct an interview of the Sub-adviser.

In addition, the Adviser and the Board will consider the reasonableness of the Sub-adviser’s compensation with respect to a Fund.  Although only the Adviser’s fee is payable directly by each of the Funds, and the Sub-adviser’s fee will be payable by the Adviser, the Sub-adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Funds.  Accordingly, the Adviser and the Board will analyze the fees paid to Sub-advisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

(1)

a description of the proposed method of computing the fees;

(2)

comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Sub-adviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and

(3)

data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.

If the relief is granted, shareholders of the Funds will receive adequate information about the Sub-advisers.  The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-1A concerning the qualifications of each respective Sub-adviser.  If a new Sub-adviser is retained or a Subadvisory Agreement is materially amended, the Funds’ prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Sub-adviser is appointed, the Fund will furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days of the date that the new Sub-adviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule

14C as well as the relevant requirements of Schedule 14A of the Securities Exchange Act of 1934 (the “1934 Act”).  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.

c.

Consistent with the Policy and Provisions of the 1940 Act

Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an Adviser different from the Adviser shareholders selected at the time of investment, the successor Adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.

The Sandalwood Fund’s Advisory Agreement has received and each other Fund’s Advisory Agreement will receive shareholder approval.  In the event that the order requested in this Application is granted prior to when a Fund commences its public offering, the Fund’s initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  Because the order requested in this Application will be granted (if in fact granted) after the Sandalwood Fund commenced its public offering, the Sandalwood Fund will rely upon the approval of the Manager of Managers Structure by its shareholders and disclosure in its prospectus, at all times following the approvals, that the Sandalwood

Fund has applied for (or received) exemptive relief to operate under a multimanager structure including the ability to change Sub-advisers and hire new Sub-advisers without soliciting further shareholder vote.  The Sandalwood Fund has obtained the approval of its outstanding voting securities to rely on the order requested in this Application.  Each Fund’s prospectus will disclose, or currently does disclose, that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Sub-advisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Sub-advisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Sub-adviser by the Adviser and the Board.  Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Sub-adviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Sub-adviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.

Disclosure of Sub-advisers’ Fees

1.

Applicable Law

a.

Registration Statements

Form N-1A is the registration statement used by open-end investment companies.  Item 19(a)(3) of Form N-1A requires an open-end fund to disclose in its statement of additional information the method of computing the advisory fee payable by the fund, including the “total dollar amounts that the [f]und paid to the adviser . . . under the investment advisory contract for the last three fiscal years.”  This provision may require a Fund to disclose the fees the Adviser pays to each Sub-adviser.  An exemption is requested, therefore, to permit the Funds to disclose (as both a dollar amount and as a percentage of each Fund’s net assets) (i) the aggregate fees paid to the Adviser and any Affiliated Sub-advisers, and (ii) the aggregate fees paid to Sub-advisers other than Affiliated Sub-advisers (we refer to the items in (i) and (ii) herein, collectively, as “Aggregate Fee Disclosure”).  For any Fund that employs an Affiliated Sub-adviser, the Fund will provide separate disclosure of any fees paid to the Affiliated Sub-adviser.  Applicant acknowledges that any new subadvisory contract or any amendment to any existing primary advisory contract or subadvisory contract that directly or indirectly results in an increase in the Aggregate Fee charged to the Fund will be submitted to the Fund shareholders for their approval.

b.

Proxy Statements

Rule 20a-1 under the Act requires proxies solicited with respect to an investment company to comply with Schedule 14A under the 1934 Act.  Item 22 of Schedule 14A under the 1934 Act, through the application of Rule 20a-1 under the 1940 Act, sets forth the information that must be included in an investment company proxy statement.  Item 22(c)(1)(ii) of Schedule 14A requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory contract to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) of Schedule 14A requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments by the [f]und to the investment adviser, or any affiliated person of the investment adviser.” Item 22(c)(8) of Schedule 14A requires a description of “the terms of the contract to be acted upon and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.”  Finally, Item 22(c)(9) of Schedule 14A requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year, (ii) the amount that the adviser would have received had the proposed fee been in effect, and (iii) the difference between (i) and (ii) stated as a percentage of the amount stated in (i).

These provisions may require a Fund to disclose the fees the Adviser pays to each Sub-adviser in proxy statements for shareholder meetings at which fees would be established or increased, or action would be taken on an advisory contract.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure, as provided herein.

c.

Semi-Annual Reports

Item 48 of Form N-SAR requires a registered investment company to disclose in its semi-annual reports the rate schedule for fees paid to investment advisers.  The item may require the Funds to disclose the fees that are paid to the Sub-advisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.

d.

Financial Statements

Regulation S-X sets forth the requirements for financial statements required to be included as part of investment company registration statements and shareholder reports filed with the Commission.  Sections 6-07(2)(a), (b) and (c) of Regulation S-X require registered investment companies to include in their financial statements information about investment advisory fees. These provisions may be deemed to require the Funds’ financial statements to include information concerning fees paid to the Sub-advisers.  An exemption is requested to permit the Funds to include only the Aggregate Fee Disclosure.  All other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.

Discussion

Applicants believe that relief from the foregoing disclosure requirements should be granted for the following reasons: (1) the Adviser will operate the Funds, or may operate a Fund,  using the services of one or more Sub-advisers in a manner so different from that of conventional investment companies that disclosure of the fees that the Adviser pays to each Sub-adviser does not serve any meaningful purpose; (2) the relief would benefit shareholders by enabling the Funds to operate in a more efficient manner; and (3) Applicants would consent to a number of conditions that adequately address disclosure concerns with respect to the Funds.

As noted, the Adviser intends to operate the Funds using subadvisory services in a manner that is substantially different from that of conventional investment companies.

 By investing in such a Fund, shareholders hire the Adviser to manage the Fund’s assets by using its investment adviser selection and monitoring process to select and allocate all or portions of Fund assets among Sub-advisers, rather than by hiring its own employees to manage those assets directly.  The Adviser, under the overall supervision of the Board, takes responsibility for overseeing the Sub-advisers it has selected, and recommending their hiring, termination and replacement.  In return for its services, the Adviser receives an advisory fee from the Funds out of which it compensates the Sub-advisers.  Disclosure of the fees that the Adviser pays to each Sub-adviser does not serve any meaningful purpose since investors pay the Adviser to retain and compensate the Sub-advisers.  Indeed, in a more conventional arrangement, the fees negotiated between the Adviser and the Sub-advisers would be the equivalent of the salary and bonus arrangements that an investment adviser negotiates with its employees who are portfolio managers.  In the case of a single adviser or traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers.  Similarly, in the case of these subadvised Funds, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Subadvisers, recommending the Subadvisers’ selection and termination (if necessary), and negotiating the compensation of the Subadvisers.  There are no policy reasons that require shareholders of the Funds to be told the individual Subadviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be told of the particular investment adviser’s portfolio managers’ salaries.

The relief would benefit Fund shareholders because it would improve the Adviser’s ability to negotiate the fees paid to Sub-advisers.  Many Sub-advisers charge their customers for advisory services according to a “posted” fee schedule.  While Sub-advisers typically are willing to negotiate fees lower than those posted in the schedule, particularly with large institutional clients, they are reluctant to do so where the negotiated fees are disclosed to other prospective and existing customers.  The relief would allow the Adviser to negotiate more effectively with each individual Sub-adviser if the fees finally agreed upon by a Sub-adviser are not required to be disclosed.

C.

Precedent

Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission.  See, e.g., Franklin Templeton International Trust, et. al. Investment Company Act Release Nos. 30679 (August 27, 2013) (notice) and 30698 (September 24, 2013) (order); Equinox Funds and Trust, et. al. Investment Company Act Release Nos. 30673 (August 23, 2013) (notice) and 30691 (September 19, 2013)  (order); Aspiriant Global Equity Trust and Aspirant, LLC Investment Company Act Release Nos. 30640 (August 5, 2013) (notice) and 30684 (August 12, 2013) (order); and Northern Lights Fund Trust Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (October 25, 2010).

IV.

CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.

Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.

Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Sub-advisers and recommend their hiring, termination, and replacement.

3.

Within 90 days of the hiring of a new Sub-adviser, Fund shareholders will be furnished all information about the new Sub-adviser that would be included in a proxy statement, except as modified to permit Aggregate Fee Disclosure.  This information will include Aggregate Fee Disclosure and any change in disclosure caused by the addition of the new Sub-adviser.  To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Sub-adviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act, except as modified by the order to permit Aggregate Fee Disclosure.

4.

The Adviser will not enter into a subadvisory agreement with any Affiliated Sub-adviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.

At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.

Whenever a Sub-adviser change is proposed for a Fund with an Affiliated Sub-adviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Sub-adviser derives an inappropriate advantage.

7.

Independent legal counsel, as defined in rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.

The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any Sub-adviser during the applicable quarter.

9.

Whenever a Sub-adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

10.

The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend

Sub-advisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Sub-advisers; (d) monitor and evaluate the performance of Sub-advisers; and (e) implement procedures reasonably designed to ensure that the Sub-advisers comply with each Fund’s investment objective, policies and restrictions.

11.

No Trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Sub-adviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Sub-adviser or an entity that controls, is controlled by or is under common control with a Sub-adviser.

12.

Each Fund will disclose in its registration statement the Aggregate Fee Disclosure.

13.

In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.

For any Fund that pays fees to a Sub-adviser directly from Fund assets, any changes to a subadvisory contract that would result in an increase in the total management and advisory fees payable by that Fund will be required to be approved by the shareholders of the Fund.

V.

CONCLUSION

For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.

PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

PRINCETON FUND ADVISORS, LLC

1125 17th Street, Suite 1400

Denver, CO 80208

NORTHERN LIGHTS FUND TRUST

80 Arkay Drive

Hauppauge, New York 11788

Copies of all notices, orders, oral or written communications or questions regarding this Application concerning this Application should be directed to:

JoAnn Strasser, Esq.

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, Ohio  43215

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, bylaws; certificate of formation and operating agreement, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  The authorizations required by Rule 0-2(c) under the Act are included in this Application as Exhibit A-1 and Exhibit A-2 and the Verifications required by Rule 0-2(d) under the Act are included in this Application as Exhibit B-1 and Exhibit B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

(Signature page follows)

Applicants have caused this Application to be duly signed on their behalf.

NORTHERN LIGHTS FUND TRUST,

on behalf of its series:

Sandalwood Opportunity Fund

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

PRINCETON FUND ADVISORS, LLC

By:

/s/ Greg Anderson

Name:

Greg D. Anderson

Title:

Manager and Chief Investment Officer

VII.

LIST OF ATTACHMENTS AND EXHIBITS

Authorizations Required Pursuant to Rule 0-2(c)

A-1 through A-2

Verifications of Signatures Required Pursuant to Rule 0-2(d)

B-1 through B-2

EXHIBIT A-1

Authorization for Northern Lights Fund Trust

Secretary’s Certificate

I, James Ash, Secretary of Northern Lights Fund Trust, a Delaware statutory trust (the “Trust”), do hereby certify that:

(1)

I am the Secretary of the Trust;

(2)

that the following is a true and complete copy of the resolution duly adopted by the Board of Trustees of the Trust at a meeting on February 6-7, 2013;

(3)

that said resolution remains in full force and effect on the date hereof:

RESOLVED, that the Application for a Manager of Managers Order for Sandalwood, as described above with such changes as the Trustees or officer of the Trust, with the advice of counsel, may authorize, is approved.

(4)

that this application and any prior approvals relating to this application were approved and ratified by the Board of Trustees of the

Trust at a meeting on February 25-26, 2014.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is the genuine signature of Andrew Rogers, the duly elected and qualified president of the Trust.

IN WITNESS WHEREOF, I have hereunto set my hand this 28th day of February, 2014.

/s/ James Ash

James Ash

Secretary, Northern Lights Fund Trust

EXHIBIT A-2

Authorization for Princeton Fund Advisors, LLC

Chief Investment Officer’s Certificate

I, Gregory Anderson, Manager and Chief Investment Officer of Princeton Fund Advisors, LLC, a Delaware limited liability company, do hereby certify that:

(1)

I am a Manager and the Chief Investment Officer of Princeton Fund Advisors, LLC (“Princeton”).

(2)

that the following is a true and complete copy of the resolution duly adopted by Princeton by written consent dated February 19, 2014; and

(3)

that said resolution remains in full force and effect on the date hereof.

RESOLVED, that the attached Application for a Mangers of Managers Order for Sandalwood Opportunity Fund and Princeton Fund Advisors, LLC, is approved.

I hereby certify that the signature appearing in the attached Application for an Order of Exemption from Section 15(a) of the Investment Company Act of 1940, as amended, and Rule 18f-2 under the 1940 Act, is my genuine signature and I am a duly elected and qualified officer of Princeton.

IN WITNESS WHEREOF, I have hereunto set my hand this 24th day of February, 2014.

/s/ Greg Anderson

Greg D. Anderson

Manager and Chief Investment Officer

Princeton Fund Advisors, LLC

EXHIBIT B-1

Verification for Northern Lights Fund Trust

State of New York

:

County of Suffolk

:ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Northern Lights Fund Trust (the “Trust”), that he is the President of the Trust and that all actions of the Board of Trustees of the Trust necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Andrew Rogers

Name:

Andrew Rogers

Title:

President

Northern Lights Fund Trust

EXHIBIT B-2

Verification for Princeton Fund Advisors, LLC

State of Colorado

:

County of Denver

: ss

The undersigned, being duly sworn, states that he has duly executed the attached Application for and Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended, (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, and from certain disclosure requirements under various rules and forms, for and on behalf of Princeton Fund Advisors, LLC (the “Adviser”), that he is the Manager and Chief Investment Officer of the Adviser and that all actions of the Adviser necessary to authorize the undersigned to execute and file such instrument have been taken.  The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:

/s/ Greg Anderson

Name:

Greg D. Anderson

Title:

Manager and Chief Investment Officer

Princeton Fund Advisors, LLC